

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

<u>Via E-Mail</u>
Peter Harrington, CEO
EVERTEC, Inc.
Cupey Center Building
Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

> **Re: EVERTEC, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 2, 2012**
> **CIK No. 0001559865**

Dear Mr. Harrington:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm* for guidance.

4.   Please update your financial statements through September 30, 2012. Refer to Rule 3-12 of Regulation S-X.

Cover Page

5.   We note that you have omitted the names of the underwriters. Please include the names of the lead underwriters in your next amendment. Be advised that we may defer review of an amendment that does not name the lead underwriters.

Industry and Market Data, page ii

6.   Please move this section and the discussions of Non-GAAP financial measures and emerging growth company status on pages ii and iii to a part of the prospectus that is not subject to Rule 421(d) of Regulation C. Also, we note your statement in this section that "we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein." Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

Summary, page 1

7.   With respect to every third-party statement in your prospectus, such as the market data provided by the Nilson Report, Gartner Dataquest Market Statistics and World Payments Report, to the extent not already done, disclose the date of each report from which the statement is derived and provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

8.   Please provide supplemental support for the following:

   • Your statement on page 1 that the ATH network is one of the leading ATM and personal identification number debit networks and financial services brands in Latin America;

Peter Harrington
EVERTEC, Inc.
November 30, 2012
Page 3

- Your statement on page 1 that your services are provided through a highly scalable, proprietary technology platform;
- Your statement on page 3 that you have built leadership positions across the transaction processing value chain;
- Your statement on page 3 that the ATH branded products were the most frequently used electronic method of payment in Puerto Rico, exceeding the total volume of Visa, MasterCard, American Express and Discover, combined; and
- Your statement on pages 3 and 4 that given your scale and customer base, you believe you are the leading card issuer and core bank processor in the Caribbean and the only provider of third-party cash processing services to the U.S. Federal Reserve.

9.	Please revise to describe briefly your agreements with Popular and Apollo, including the material terms under the Stockholder Agreement.

Company Overview, page 1

10.	Please revise your summary to concisely explain what you mean by the following terms:

- Merchant acquiring on page 1;
- Mission critical technology solutions on page 1;
- Pure-play vendors on page 1; and
- Network sponsorship and card association sponsorship on page 2.

Our Competitive Strengths, page 3

11.	Please revise to balance the discussion of your competitive strengths with a brief discussion of the principal challenges or risks associated with your business, such as the fact that you will remain a controlled company after the offering.

Diversified Business Model Across the Transaction Processing Value Chain, page 4

12.	Please revise to describe the services your single integrated technology solution provides and how it enables your customers to manage their business as one enterprise.

Broad and Deep Customer Relationships and Recurring Revenue Business Model, page 4

13.	Please revise to clarify what you mean by 90% customer retention, including the time frame this refers to. For example, please revise to describe if you mean year-to-year retention or if you mean renewal of a service contract. Please also revise to clarify how you have measured the 90% customer retention, clarifying, for example, whether you measured it based on the numbers of customers you have or based upon the percentage of revenues each customer is responsible for.

14.   We note your statement in this section that "Our Payment Processing and Merchant Acquiring segments as well as the majority of our Business Solutions segment… collectively account for approximately 85% of our total revenues in 2011." It appears from disclosure on page 47 that those segments accounted for 100% of your total revenues in 2011. Please advise.

Our Business, page 6

15.   Please explain in your response letter how the graphic in this section illustrates your transaction processing chain.

16.   Please revise your summary to clarify specifically the services you provide to your customers. For example, revise to identify the specific services you provide in your "full suite of merchant support services," your "array of card processing platforms, payment products, internet and mobile banking software services, bill payment systems and EBT solutions" and "full suite of business process management solutions." Please also revise to describe in greater detail your ATH network, addressing specifically how the ATH network connects the entities described and how the services you provide are similar to the services provided by Visa and MasterCard.

Summary Historical Consolidated and Combined Financial Data, page 12

17.   You state that the Adjusted EBITDA amount is consistent with the equivalent measurements that are contained in the senior secured credit facilities and the indenture governing the notes in testing EVERTEC, LLC's compliance with the covenants. Please confirm whether the measurement that you present includes all the adjustments that would be included in the measurement to determine your compliance with the covenants.

18.   We note that certain of the adjustments used to calculate your Non-GAAP measurements are based on pro forma amounts. Disclose how these amounts are being calculated. Expand your disclosure to clearly describe the nature of these adjustments.

19.   We note that some of the adjustments include various items (e.g., transaction fees, refinancing costs and other). Expand your footnotes to the financial data to summarize each of these items either narratively or in a table.

20.   We note you use Cash Net Income as a Non-GAAP performance measure. Please consider using a different caption for this measure as the use of "Cash" implies the measurement represents liquidity. Also, we note this measure includes other non-cash items.

Cautionary Notice Regarding Forward-Looking Statements, page 34

21.   Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the
        Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking
        statements does not apply to statements made in connection with an initial public
        offering. Please either delete any reference to the Private Securities Litigation Reform
        Act or make clear each time you refer to the Act that the safe harbor does not apply to
        initial public offerings.

Use of Proceeds, page 36

22.   To the extent known, please provide more detail regarding the "general corporate
        purposes" for which the net proceeds in this offering are intended to be used. For
        example, please consider disclosing the amount of proceeds that you plan to use for your
        strategies for your future as discussed beginning on page 5 and 67, such as your strategic
        plans for geographic expansion and your plan to develop new products and services.
        This section does not require disclosure of definitive plans and it is acceptable to discuss
        preliminary plans.

Overview of Results of Operations, page 47

23.   Please revise to clarify whether for your different services, you enter into contracts with
        your customers and if so, the lengths and general terms of such contracts. Please also
        revise to clarify specifically the fee structure for your various services, such as whether
        you earn revenues from flat or fluctuating fees and whether the fees are measured by the
        number of transactions, the amount, or other measurement.

Comparison of the six months ended June 30, 2012 and June 30, 2011

Revenues, page 48

24.   Please revise to clarify how you realized higher net margin in your merchant acquiring
        segment. Please also revise to disclose in quantitative terms how the factors you
        identify impacted your revenue. For example, describe in quantitative terms how
        increased transaction volumes and higher realized net margin each contributed to the
        change in your merchant acquiring segment revenue. Please also provide a narrative
        discussion of the extent to which increases were attributable to increasing in pricing, or
        to increases in the volume or amount of services being sold or to the introduction of
        new products or services. Provide similar disclosure for the comparison of 2011 to
        2010. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release
        No. 33-6835.

Income tax expense (benefit), page 50

25.   Please expand your discussion to explain the nature of the significant reconciling items between your statutory tax rate and effective tax rate from your table on page F-16. Also, tell us the nature of the "Other" line item in your tax reconciling table on page F-16 for the six months ended June 30, 2012. Similar concerns apply to your income tax (benefit) expense discussion on page 53.

2011 Compared to 2010, page 50

26.   Your discussion of 2011 compared to 2010 appears to combine your successor and predecessor periods for 2010 (i.e., Full Year). It is inappropriate to merely combine these columns without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. The Full Year should also be labeled as pro forma information instead of in the context of Non-GAAP. Full Non-GAAP financial statements are generally not appropriate. We refer you to Question 102.10 of the Compliance and Disclosure Interpretations: Non-GAAP. In addition, when pro forma results are discussed in MD&A, they should not be discussed in isolation. That is, supplemental discussions based of Article 11 of Regulation S-X pro forma information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 53

27.   Your current disclosures appear to be unclear regarding the undistributed earnings of foreign subsidiaries. Tell us what consideration you gave to disclosing the amount of cash and cash equivalents that are currently held outside of Puerto Rico and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Covenant Compliance, page 56

28.   We note your statement that as of June 30, 2012, EVERTEC, LLC was in compliance with the applicable restrictive covenants under its debt agreements. Please expand your disclosure to state your actual results under these covenants, rather than a general statement that you are in compliance.

Critical Accounting Estimates, page 58

29.   Please provide your stock-based compensation policy. This disclosure should include a discussion of each of the assumptions used.

30.   Please provide a discussion of your policy to explain how you determined the fair value of your common stock on the grant dates.

31.   Please consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

32.   Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined for your most recent valuation date. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.

33.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Revenue and expense recognition, page 59

34.   Your disclosure indicates that software and hardware sales revenues and related costs are recognized at the time software and equipment is installed or delivered depending on contractual terms. Please tell us in greater detail the nature of these sales and how you accounted for multiple-element arrangements. Cite the guidance you considered to recognize the revenue upfront. We refer you to FASB ASC 985-605-25 and 605-25.

35.   Please clarify if you enter into contracts that have more than one component. For example, we note your disclosure on page 68 that your full suite of merchant support services includes, but is not limited to, terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support. Your response should address your consideration of FASB ASC 605-25.

Management

Executive Officers and Directors, page 74

36.   Please briefly describe the principal businesses of First Data Corporation and Triple-S Management Corporation, which are referred to in the business descriptions of Messrs. Harrington, Román and Steurer. Refer to Item 401(e)(1) of Regulation S-K.

Board Composition, page 77

37.   Please revise to describe the "controlled company" exception under the applicable stock exchange rules and describe why you are able to use this exception.

Executive Compensation,

Annual Bonus, page 82

38.   Please revise to describe the target bonus percentage applied to the performance-based element and the discretionary element.

Summary Compensation Table, page 86

39.   Please disclose how the number of stock awards granted to Mr. Villamil in 2012 was determined.

Principal and Selling Stockholders, page 94

40.   Please revise the table in this section to disclose as much information as is currently available.

Notes to Unaudited Consolidated Financial Statements

Note 6 – Debt, page F-10

41.   We note your disclosure that EVERTEC, LLC and EVERTEC Finance issued senior notes in May 2012 and that these notes are guaranteed by EVERTEC, LLC's 100% owned subsidiaries. We further note that EVERTEC Group, LLC's periodic reports include financial statement footnote disclosures in accordance with Rule 3-10 of Regulation S-X. Please why you believe that these disclosures are not required within your financial statements. In this regard, confirm that the Evertec, Inc. does not guarantee any of these debt instruments.

Note 9 – Share-based Compensation, page F-13

42.   Tell us and disclose if you have granted any options subsequent to September 30, 2012. Refer to FASB ASC 260-10-50-2.

Note 11 – Net Income per common share, page F-16

43.   We note that you paid a dividend during the year. Revise to present a pro forma per share data (for the latest year and interim period only) that gives effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.

Combined (Predecessor) Statements of Income (Loss) and Comprehensive Income (Loss), page F-23

44.   Your disclosure on page 68 indicates that you offer your customers products and solutions. Please tell us your consideration of separately presenting products and services for revenue and cost of revenue in your statements of income. Refer to Rule 5-03 of Regulation S-X.

45.   Please tell us why you do not break out your cost of revenues similarly as you have broken out your revenues.

Notes to Consolidated (Successor) and EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 19 – Income Tax, page F-48

46.   We note the benefits received from the various tax reductions and exemptions as disclosed beginning on page F-48. Please tell us how you considered disclosing the per share effects of these benefits, as well as the aggregate dollar effect of the benefits. Refer to SEC Release No. 34-57026 and SAB Topic 11C.

47.   Please clarify if you have not provided deferred taxes on undistributed earnings of foreign subsidiaries if you have no intention of remitting these earnings. If true, please tell us what consideration you gave to providing this quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2011. Refer to FASB ASC 740-30-50-2.

Note 24 – Segment Information, page F-55

48.   Please tell us your consideration of breaking out your long-lived assets located in your country of domicile and located in all foreign countries. Refer to FASB ASC 280-10-50-41b.

Exhibits

49.   Please file the following documents as exhibits to your registration statement:
- The agreement with the Government of Puerto Rico as noted on page 15;
- The ATH Network Participation Agreement as noted on page 99;
- The ATH Support Agreement as noted on page 100;
- The Cash Depot Subcontract as noted on page 101;
- The TicketPop Services Agreement as noted on page 102;
- The Transition Services Agreement as noted on page 102;
- The Amended Leases as noted on page 102;
- The Venezuela Transition Services Agreement as noted on page 103;
- The Virgin Islands Services Agreement as noted on page 104; and
- The opinions regarding tax matters as noted on page 121.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions so we do not repeat or refer to that information in our comment letters.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc (by e-mail):   Rosa A. Testani, Esq.
                        Akin Gump Strauss Hauer & Feld LLP